Exhibit 99.8
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR)

Dividend Reinvestment

23 April 2020

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Vested Share Account (VSA)

Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares (‘Shares’) held in a VSA are subject to dividend reinvestment whereby cash dividends are used to buy Shares in the market.

On 21 April 2020 the following PDMRs acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a VSA.

Security	Name of PDMR	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	462.96931	36.9866
Rio Tinto plc shares	Barrios, Alfredo	2,618.15579	36.9866
Rio Tinto plc shares	Soirat, Arnaud	99.73641	36.9866

On 22 April 2020 the following PDMRs acquired shares in Rio Tinto Limited by way of reinvestment of dividends received on shares held in a VSA.

Security	Name of PDMR	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Salisbury, Christopher	369.05819	91.7600
Rio Tinto Limited shares	Soirat, Arnaud	1,234.2088	91.7600
Rio Tinto Limited shares	Trott, Simon	290.0803	91.7600

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares). Qualifying UK employees are also awarded Free Shares once a year.

Rio Tinto plc shares held in the UKSP are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc shares in the market.

On 21 April 2020 the following PDMRs acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a UKSP.

Security	Name of PDMR	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	11	36.9866
Rio Tinto plc shares	Jacques, Jean-Sébastien	102	36.9866
Rio Tinto plc shares	Soirat, Arnaud	14	36.9866
Rio Tinto plc shares	Stausholm, Jakob	4	36.9866

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘Shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Rio Tinto Shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Shares in the market under the terms of myShare.

On 21 April 2020 the following PDMRs acquired Rio Tinto plc shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	18.717	36.9866
Rio Tinto plc shares	Barrios, Alfredo	36.8273	36.9866
Rio Tinto plc shares	Jacques, Jean-Sébastien	28.2686	36.9866
Rio Tinto plc shares	Stausholm, Jakob	1.2207	36.9866
Rio Tinto plc shares	Trott, Simon	8.1437	36.9866

On 22 April 2020 the following PDMRs acquired Rio Tinto Limited shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Trott, Simon	43.6515	91.7600

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404